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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67335

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WJ Lynch Investor Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

535 Boylston St, Ste T2
(No. and Street)

Boston (City) MA (State) 02116 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Stulb 617.247.7000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP
(Name – *if individual, state last, first, middle name*)

53 State St, 17th Floor (Address) Boston (City) MA (State) 02109 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christopher C. Stub, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WJ Lynch Investor Services, LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Alicia Powers 2/28/2017

Notary Public

ALICIA POWERS
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
June 12, 2020

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WJ LYNCH INVESTOR SERVICES, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2016

WJ LYNCH INVESTOR SERVICES, LLC

Financial Statements

December 31, 2016

CONTENTS

Report of Independent Registered Public Accounting Firm	1-2
Financial Statements:	
Statement of Financial Condition	3
Statements of Operations and Member's Equity	4
Statement of Cash Flows	5
Notes to the Financial Statements	6-9
Supplemental Information:	
Schedule I Computation of Net Capital Pursuant to SEC Rule 15c3-1	10
Schedule II Computation for Determination of Reserve Requirement Under SEC Rule 15c3-3 (exemption)	11
Schedule III Information Relating to Possession or Control Requirements Under Rule 15c3-3 (exemption)	12
Report of Independent Registered Accounting Firm on Management's Exemption	13
Management's Exemption Report	14

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
WJ Lynch Investor Services, LLC

We have audited the accompanying statement of financial condition of WJ Lynch Investor Services, LLC (the "Company") as of December 31, 2016, and the related statement of operations and member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of WJ Lynch Investor Services, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule I, Computation of Net Capital Pursuant to SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (Exemption), and Schedule III, Information Relating to Possession or Control Requirements Under Rule 15c3-3 (Exemption) have been subjected to audit procedures performed in conjunction with the audit of WJ Lynch Investor Services, LLC's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Pursuant to SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (Exemption), and Schedule III, Information Relating to Possession or Control Requirements Under Rule 15c3-3 (Exemption) are fairly stated, in all material respects, in relation to the financial statements as a whole.

Marcum LLP

Boston, MA
February 27, 2017

WJ LYNCH INVESTOR SERVICES, LLC

Statement of Financial Condition

December 31, 2016

Assets

Cash and equivalents	$	9,662
Accounts receivable		659,138
Other current assets		10,553
Total Assets	**$**	**679,353**

Liabilities and Member's Equity

Accounts payable	$	5,085
Due to parent		152,391
Total Liabilities		**157,476**
Commitments and Contengencies (Note 4)		
Member's equity		521,877
Total Liabilities and Member's Equity	**$**	**679,353**

The accompanying notes are an integral part of the financial statements.

WJ LYNCH INVESTOR SERVICES, LLC

Statement of Operations and Member's Equity

For the Year Ended December 31, 2016

Revenue:	
Commission fees, net	**$ 5,774,340**
Operating Expenses:	
Salaries and benefits	2,007,021
Selling expense	528,793
Travel and transportation	159,802
Business promotion and marketing	195,136
Occupancy	221,707
Communication and Data Processing	100,225
Office expense	173,963
Legal and other professional fees	77,411
Total Operating Expenses	**3,464,058**
Net Income	**2,310,282**
Member's Equity, Beginning of Year	**411,595**
Distributions	**(2,200,000)**
Member's Equity, End of Year	**$ 521,877**

The accompanying notes are an integral part of the financial statements.

WJ LYNCH INVESTOR SERVICES, LLC

Statement of Cash Flows

For the Year Ended December 31, 2016

Cash Flows from Operating Activities:	
Net income	$ 2,310,282
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in assets and liabilities:	
Accounts receivable	(43,439)
Other current assets	(20)
Accounts payable	(27,642)
Due to parent	(32,234)
Net Adjustments	**(103,335)**
Net Cash Provided by Operating Activities	**2,206,947**
Cash Flows from Financing Activity:	
Distributions	(2,200,000)
Net Increase in Cash and Cash Equivalents	**6,947**
Cash and Cash Equivalents, Beginning of Year	**2,715**
Cash and Cash Equivalents, End of Year	**$ 9,662**

The accompanying notes are an integral part of the financial statements.

WJ LYNCH INVESTOR SERVICES, LLC

Notes to the Financial Statements

December 31, 2016

Note 1 - **Summary of Significant Accounting Policies**

Business Operations
WJ Lynch Investor Services, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is also a member of the Financial Industry Regulation Authority ("FINRA"). The Company markets and sells bank-owned and corporate-owned life insurance products and consulting services for executive benefit programs to its institutional clients.

The Company is a limited liability corporation located in Massachusetts and is a wholly owned subsidiary of WJL Associates, Inc. (the "Parent").

Management Estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

Cash Equivalents
For financial statement purposes, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Accounts Receivable
Accounts receivable represents amounts due from commissions and consulting fees earned by the Company. No allowance has been provided for accounts receivable because management believes all amounts are collectible.

Income Taxes
The Company is organized as a limited liability company. Accordingly, no provision or liability for Federal or state income taxes is reflected in the accompanying financial statements; instead, the net income or net loss is allocated to the member and is included on the member's income tax returns and subject to income taxes accordingly.

WJ LYNCH INVESTOR SERVICES, LLC

Notes to the Financial Statements

December 31, 2016

Note 1 - **Summary of Significant Accounting Policies - Continued**

Revenue Recognition
Substantially all revenues are generated through commissions earned on the sale of insurance products. Commissions are recorded when persuasive evidence of an agreement exists, services have been rendered or delivered, amounts due are fixed or determinable and collection is reasonably assured.

Advertising
The Company charges the cost of advertising expense as incurred. Advertising costs for the year ending December 31, 2016 are immaterial to the financial statements.

Fair Value of Financial Instruments
The Company's financial instruments consist principally of cash and cash equivalents, accounts receivable and accounts payable. Estimated fair values of amounts reported in the financial statements have been determined using available market information and valuation methodologies, as applicable. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company believes the recorded values for accounts receivable and accounts payable approximate current fair values as of December 31, 2016 because of their nature and durations.

Note 2 - **Related Party Transactions**

Shared Expense Allocation Agreement
Through an agreement with the Parent, the Company is allocated certain operating expenses including occupancy, professional services, communications and data processing, advertising and employee benefits. The Company incurs 65% of the allocable expenses and the Parent incurs 35% of the allocable expenses. For the year ended December 31, 2016 the amount of shared expenses included in operating expenses was approximately $3,150,000 and the amount due to the parent was approximately $152,000 as of December 31, 2016.

WJ LYNCH INVESTOR SERVICES, LLC

Notes to the Financial Statements

December 31, 2016

Note 3 - **Risks, Uncertainties and Concentrations**

Major Customers
During the year ended December 31, 2016, the Company had three customers that accounted for approximately 82% of revenues. Additionally, the Company had two customers that represented approximately 78% of the accounts receivable balance at December 31, 2016.

Concentration of Risk
The Company maintains cash balances at a financial banking institution, and at times during the year these balances exceeded the federally insured limit. Management monitors the financial condition of this banking institution, along with its balances in cash, to keep this potential risk at a minimum.

Subsequent Events
The Company has evaluated subsequent events through the date the financial statements were issued.

Note 4 - **Commitments and Contingencies**

Indemnifications
The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The Company's maximum exposure under these arrangements cannot be known; however, the Company expects any risk of loss to be remote.

Litigation and Claims
The Company is subject to claims and litigation in the normal course of business. The Company is not aware of any pending or threatened litigation, claims or assessments or unasserted claims of assessments that would have a material adverse effect on the Company's financial condition.

WJ LYNCH INVESTOR SERVICES, LLC

Notes to the Financial Statements

December 31, 2016

Note 5 - **Net Capital**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the "Rule"). Pursuant to the Rule, the Company is required to maintain a minimum net capital of one-fifteenth of aggregate indebtedness as defined or $5,000 minimum dollar requirement, whichever is greater. As of December 31, 2016, the Company had net capital of $391,679 exceeding the minimum net capital requirement of $10,498 by $381,181. At December 31, 2016, the Company had a ratio of aggregate indebtedness to net capital of 0.40 to 1.

WJ LYNCH INVESTOR SERVICES, LLC

Computation of Net Capital Pursuant to SEC Rule 15c3-1

For the Year Ended December 31, 2016

SCHEDULE I

Capital:		
Member's equity		$ 521,877
Non-allowable assets		130,198
Net capital		391,679
Minimum dollar net capital requirement	$ 5,000	
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 10,498	
Net capital requirement		10,498
Excess net capital		$ 381,181
Aggregate indebtedness		$ 157,476
Ratio of aggregate indebtedness to net capital		0.40 to 1

There were no material reconciling items per this report and the most recent quarterly filing by the Comp of Part II of the Focus Report with respect to computation of the Net Capital Pursuant to Rule 15c3-1.

See Report of Independent Registered Public Accounting Firm.

WJ LYNCH INVESTOR SERVICES, LLC

Computation for Determination of Reserve Requirement Under SEC Rule 15c3-3 (exemption)

For the Year Ended December 31, 2016

SCHEDULE II

The Company is exempt from the reserve requirement pursuant to Rule 15c3-3 under paragraph (k) (1).

See Report of Independent Registered Public Accounting Firm.

WJ LYNCH INVESTOR SERVICES, LLC

Information Relating to Possession or Control Requirements Under Rule 15c3-3 (Exemption)

For the Year Ended December 31, 2016

SCHEDULE III

Information relating to possession or control requirements is not applicable to WJ Lynch Investor Services as the Company qualifies for exemption under Rule 15c3-3(k)(1).

See Report of Independent Registered Public Accounting Firm.

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying management's exemption report, in which (1) WJ Lynch Investor Services, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which WJ Lynch Investor Services, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(1) (the "exemption provisions") and (2) WJ Lynch Investor Services, LLC stated that WJ Lynch Investor Services, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. WJ Lynch Investor Services, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about WJ Lynch Investor Services, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Marcum LLP

Boston, MA
February 27, 2017

WJ LYNCH INVESTOR SERVICES, LLC

Management's Exemption Report

We, as members of management of WJ Lynch Investor Services, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA).

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 17 C.F.R. § 240.15c3-3 by operating under the exemption provided by 17 C.F.R. § 240.15c3-3, Paragraph (k) (1).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception for the year ended December 31, 2016.

WJ Lynch Investor Services, LLC

By:

Christopher Stulb,
Chief Compliance Officer and Chief Financial Officer

2/27/17
Date

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTRED PUBIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES RELATED TO AN ENTITY's CLAIM FOR EXCLUSION FROM MEMBERSHIP IN SIPC

To the Member of
WJ Lynch Investor Services, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying Schedule of Form SIPC-3 Revenues of WJ Lynch Investor Services, LLC (the "Company") for the year ended December 31, 2016, which were agreed to by WJ Lynch Investor Services, LLC and the Securities Investor Protection Corporation ("SIPC"), solely to assist you and SIPC in evaluating the Company's compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 during the year ended December 31, 2016 as noted on the accompanying Certification of Exclusion From Membership (Form SIPC-3). Management is responsible for WJ Lynch Investor Services, LLC compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the Total amount included in the accompanying Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2016 to the total revenues in the Company's audited financial statements included on Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2016, noting no differences.

2. Compared the amount in each revenue classification reported in the Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2016 to supporting schedules and working papers, including revenue summary by revenue classification worksheet, noting no differences.

3. Recalculated the arithmetical accuracy of the Total Revenues amount reflected in the Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2016 and in the related schedules and working papers, including revenue summary by revenue classification worksheet that was agreed to the Company's trial balance in total, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's claim for exclusion from membership in SIPC. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Marcum LLP

Boston, Massachusetts
February 27, 2017

WJ Lynch Investor Services, LLC

Schedule of Form SIPC-3 Revenues for the year ended December 31, 2016

Amount ($)	Business activities through which revenue was earned
$0	Business conducted outside the United States and its territories and possessions
$0	Distribution of shares of registered open end investment companies or unit investment trusts
$0	Sale of variable annuities
$5,774,340	Insurance commissions and fees
$0	Investment advisory services to one of more registered investment companies or insurance company separate accounts
$	Transactions in securities futures products
$5,774,340	**Total Revenues**